Exhibit 99.1

Allot Communications Announces
Fourth Quarter and Full Year 2017 Financial Results

Fourth quarter revenues increased 11% compared to third quarter, 2017 revenues from security products grew 42% YoY

Hod Hasharon, Israel – February 6, 2018 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, today announced its fourth quarter and year end 2017 financial results.

 Q4 2017 – Financial Highlights

•	Revenues were $23.2 million;

•	GAAP gross margin was 67%; Non-GAAP gross margin was 68%;

•	GAAP operating loss of $4.3 million; Non-GAAP operating loss of $1.3 million;

•	Book-to-bill above one for the fourth consecutive quarter;

2017 – Financial Highlights

•	Revenues were $82.0 million;

•	GAAP gross margin was 65%; Non-GAAP gross margin was 68%;

•	GAAP operating loss of $17.4 million; Non-GAAP operating loss of $8.6 million;

•	Security revenues in 2017 grew 42% to $24.2 million compared to 2016;

•	Backlog grew by $13.3 million compared to year-end 2016;

Financial outlook:

•	Management expects 2018 revenues to grow to between $91-$95 million with the second half of the year stronger than the first half, reflecting typical seasonality;

•	2018 Book to Bill expected at above 1;

•	Security revenues expected to continue to grow year-over-year, generating most of the expected growth in 2018

Management Comment

Erez Antebi, President & CEO of Allot Communications, commented:

”In 2017 we made significant progress implementing our strategy to transform Allot into a security company and improve on our execution.  I am pleased with the progress we have made this year, as evidenced by the ongoing growth throughout the year as well as the strong increase in security revenues and backlog.  Several weeks ago, we acquired Netonomy, a technology company developing Home Router security software, and we are pleased to be adding this important element to the Allot Secure platform.  I look forward to continuing the strong growth of the Company as a whole, and more specifically, the security offering in 2018 and beyond.”

Q4 2017 Financial Results Summary

Total revenues for the fourth quarter of 2017 were $23.2 million, up 11% compared to $20.9 million in the third quarter of 2017.

Net loss on a GAAP basis for the fourth quarter of 2017 was $4.3 million, or $0.13 per basic share, compared with a net loss of $4.6 million, or $0.14 per basic share, in the prior quarter. During the fourth quarter of 2017, the Company incurred one-time non-cash charges of $1.5 million in connection to changes in tax related items.

Non-GAAP net loss for the fourth quarter of 2017 was $1.5 million, or $0.04 per basic share, compared with a non-GAAP net loss of $1.3 million, or $0.04 per basic share, in the prior quarter.

Cash and investments as of December 31, 2017 totaled $110.0 million. The Company recorded positive operating cash flow of $1.1 million during the fourth quarter of 2017.

2017 Financial Results Summary

Total revenues for the full year of 2017 were $82.0 million, a decrease of 9% compared to $90.4 million in the prior year.

Net loss on a GAAP basis for the full year of 2017 was $18.1 million, or $0.54 per basic share, compared with a net loss of $8.0 million, or $0.24 per basic share, in the prior year. During 2017, the Company incurred a cost of $2.4 million related to its restructuring activities and one-time non-cash charges of $1.5 million in connection to changes in tax related items.

Non-GAAP net loss for the full year of 2017 was $8.7 million, or $0.26 per basic share, compared with a non-GAAP net loss of $0.7 million, or $0.02 per basic share, in the prior year.

The Company recorded a negative operating cash flow of $0.2 million during 2017.

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter 2017 earnings results today, February 6, 2018 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: +1-888-668-9141, UK: +44(0) 800-917-5108, Israel: +972-3-918-0609.

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot Communications website at: http://investors.allot.com/index.cfm

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 18 million subscribers in Europe. Allot. See. Control. Secure. For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses, changes in taxes related items and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$23,198	$23,487	$81,992	$90,369
Cost of revenues	7,710	7,348	28,530	27,895
Gross profit	15,488	16,139	53,462	62,474

Operating expenses:
Research and development costs, net	5,753	5,461	21,852	24,221
Sales and marketing	10,810	7,476	38,316	35,290
General and administrative	3,187	1,910	10,696	9,812
Total operating expenses	19,750	14,847	70,864	69,323
Operating income (loss)	(4,262)	1,292	(17,402)	(6,849)
Financial and other income, net	338	423	894	1,059
Profit (loss) before income tax expenses	(3,924)	1,715	(16,508)	(5,790)

Tax expenses	416	773	1,564	2,204
Net income (loss)	(4,340)	942	(18,072)	(7,994)

Basic net income (loss) per share	$(0.13)	$0.03	$(0.54)	$(0.24)

Diluted net income (loss) per share	$(0.13)	$0.03	$(0.54)	$(0.24)

Weighted average number of shares used in computing basic net loss per share	33,412,701	33,090,708	33,253,158	33,202,309

Weighted average number of shares used in computing diluted net loss per share	33,412,701	33,415,193	33,253,158	33,202,309

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

GAAP Revenues	$23,198	$23,487	$81,992	$90,369
Fair value adjustment for acquired deferred revenues write down	-	31	37	165
Non-GAAP Revenues	$23,198	$23,518	$82,029	$90,534

GAAP cost of revenues	$7,710	$7,348	$28,530	$27,895
Share-based compensation (1)	(83)	(109)	(362)	(345)
Amortization of intangible assets (2)	(232)	(367)	(938)	(1,173)
Restructuring expenses (4)	-	-	(887)	(127)
Changes in taxes related items (5)	(56)	-	(56)	-
Non-GAAP cost of revenues	$7,339	$6,872	$26,287	$26,250

GAAP gross profit	$15,488	$16,139	$53,462	$62,474
Gross profit adjustments	$372	507	2,280	1,810
Non-GAAP gross profit	$15,860	$16,646	$55,742	$64,284

GAAP operating expenses	$19,750	$14,847	$70,864	$69,323
Share-based compensation (1)	(706)	(845)	(2,813)	(4,667)
Amortization of intangible assets (2)	(135)	(132)	(539)	(535)
Expenses related to M&A activities (3)	(178)	962	(267)	962
Restructuring expenses (4)	(200)	-	(1,464)	(1,163)
Changes in taxes related items (5)	(1,416)	-	(1,416)	-
Non-GAAP operating expenses	$17,115	$14,832	$64,365	$63,920

GAAP financial and other income	$338	$423	$894	$1,059
Expenses related to M&A activities (3)	84	(348)	625	(179)
Non-GAAP Financial and other income	$422	$75	$1,519	$880

GAAP taxes on income	$416	$773	$1,564	$2,204
Tax expenses (in respect of net deferred tax asset recorded)	214	(36)	17	(230)
Non-GAAP taxes on income	$630	$737	$1,581	$1,974

GAAP Net Income (Loss)	$(4,340)	$942	$(18,072)	$(7,994)
Share-based compensation (1)	789	954	3,175	5,012
Amortization of intangible assets (2)	367	499	1,477	1,708
Expenses (Income) related to M&A activities (3)	262	(1,310)	892	(1,141)
Restructuring expenses (4)	200	-	2,351	1,290
Changes in taxes related items (5)	1,472	-	1,472	-
Fair value adjustment for acquired deferred revenues write down	-	31	37	165
Tax income (expenses) in respect of net deferred tax asset recorded	(214)	36	(17)	230
Non-GAAP Net income (Loss)	$(1,464)	$1,152	$(8,685)	$(730)

GAAP Loss per share (diluted)	$(0.13)	$0.03	$(0.54)	$(0.24)
Share-based compensation	0.02	0.03	0.10	0.15
Amortization of intangible assets	0.01	0.01	0.04	0.05
Expenses related to M&A activities	0.01	(0.04)	0.03	(0.03)
Restructuring expenses	0.01	-	0.07	0.04
Changes in taxes and headcount related items	0.05	0.00	0.04	0.00
Tax expenses (in respect of net deferred tax asset recorded)	(0.01)	0.00	0.00	0.01
Non-GAAP Net loss per share (diluted)	(0.04)	$0.03	$(0.26)	$(0.02)

Weighted average number of shares used in computing GAAP diluted net earnings per share	33,412,701	33,415,193	33,253,158	33,202,309

Weighted average number of shares used in computing non-GAAP diluted net earnings per share	33,412,701	33,697,889	33,253,158	33,202,309

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

(1) Share-based compensation (*):
Cost of revenues	$83	$109	$362	$345
Research and development costs, net	155	244	608	1,223
Sales and marketing	307	322	1,015	1,745
General and administrative	244	279	1,190	1,699
	$789	$954	$3,175	$5,012

(2) Amortization of intangible assets
Cost of revenues	$232	$367	$938	$1,173
Sales and marketing	135	132	539	535
	$367	$499	$1,477	$1,708

(3) Expenses related to M&A activities
General and administrative	$178	$(962)	$267	$(962)
Financial expenses (income)	84	(348)	625	(179)
	$262	$(1,310)	$892	$(1,141)

(4) Restructuring expenses*
Cost of revenues	$-	$-	$887	$127
Research and development costs, net	-	-	154	370
Sales and marketing	-	-	976	720
General and administrative	200	-	334	73
	$200	$-	$2,351	$1,290

(5) Changes in taxes related items
Research and development costs, net	$201	$-	$201	$-
Sales and marketing	1,045	-	1,045	-
Cost of revenues	56	-	56	-
General and administrative	170	-	170	-
	$1,472	$-	$1,472	$-

(*) Excluding share-based compensation related to the restructuring plan, which was already included under restructuring expenses.

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,342	$23,326
Short term deposits	31,043	29,821
Restricted deposit	428	-
Marketable securities	63,194	60,507
Trade receivables, net	22,737	24,158
Other receivables and prepaid expenses	2,649	3,879
Inventories	7,897	7,235
Total current assets	143,290	148,926

LONG-TERM ASSETS:
Severance pay fund	302	252
Deferred taxes	340	267
Other assets	1,096	1,136
Total long-term assets	1,738	1,655

PROPERTY AND EQUIPMENT, NET	5,002	4,387
GOODWILL AND INTANGIBLE ASSETS, NET	34,495	35,972

Total assets	$184,525	$190,940

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,857	$3,275
Deferred revenues	11,370	11,133
Other payables and accrued expenses	14,277	10,538
Total current liabilities	31,504	24,946

LONG-TERM LIABILITIES:
Deferred revenues	3,878	3,597
Accrued severance pay	747	592
Other long term liabilities	5,267	4,502
Total long-term liabilities	9,892	8,691

SHAREHOLDERS' EQUITY	143,129	157,303

Total liabilities and shareholders' equity	$184,525	$190,940

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net Income (Loss)	$(4,340)	$942	$(18,072)	$(7,994)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	-		-
Depreciation	632	569	2,191	2,334
Stock-based compensation related to options granted to employees	787	1,005	3,366	5,141
Amortization of intangible assets	366	499	1,477	1,709
Capital loss	13	4	27	24
Decrease (Increase) in accrued severance pay, net	(8)	(4)	105	(29)
Decrease (Increase) in other assets	(568)	828	40	1,576
Decrease in accrued interest and amortization of premium on marketable securities	319	215	913	1,238
Decrease (Increase) in trade receivables	(86)	2,795	1,421	(284)
Decrease in other receivables and prepaid expenses	1,841	206	1,350	699
Decrease (Increase) in inventories	1,214	1,410	(662)	2,934
Decrease (Increase) in long-term deferred taxes, net	(272)	49	(72)	234
Increase (Decrease) in trade payables	(611)	302	2,582	(3,832)
Increase (Decrease) in employees and payroll accruals	34	(241)	1,139	(811)
Increase (Decrease) in deferred revenues	(518)	(2,664)	518	(4,248)
Increase (Decrease) in other payables and accrued expenses	2,287	(1,719)	3,448	(2,155)
Net cash provided by (used in) operating activities	1,090	4,196	(229)	(3,464)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	(428)	-	(428)	203
Redemption of (Investment in) short-term deposits	(9,300)	(2,502)	(1,222)	12,879
Purchase of property and equipment	(776)	(398)	(2,833)	(1,582)
Proceeds from sale of property and equipment	-	26	-	26
Investment in marketable securities	(10,913)	(7,598)	(30,123)	(29,695)
Proceeds from redemption or sale of marketable securities	11,075	10,403	26,488	33,208
Net cash provided by (used in) investing activities	(10,342)	(69)	(8,118)	15,039

Cash flows from financing activities:
Exercise of employee stock options	266	20	363	113
Purchase of treasury stocks	-	(506)	-	(3,832)
Net cash provided by (used in) financing activities	266	(486)	363	(3,719)

Increase (Decrease) in cash and cash equivalents	(8,986)	3,641	(7,984)	7,856
Cash and cash equivalents at the beginning of the period	24,328	19,685	23,326	15,470
Cash and cash equivalents at the end of the period	$15,342	$23,326	$15,342	$23,326